Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147

Australia

March 29, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Beverly Singleton
Hugh West
Evan Ewing
Geoffrey Kruczek

Re:	Innovation Beverage Group Ltd
Amendment No. 24 to the Registration Statement on Form F-1
File No. 333-266965
Filed March 27, 2024

Dear Ladies and Gentlemen:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 24 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on March 27, 2024. Amendment No. 25 responds to the comment letter received on March 27, 2024 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 24 to Registration Statement on Form F-1

Capitalization , page 44

1.	Please address the following items.

●	Tell us how you arrived at the 811,075 shares, as the total share issuances since July 1, 2023 and through March 27, 2024, instead appear to be 761,075 ordinary shares based on the history of share capital and recent sales of unregistered securities, as disclosed on pages 103 and II-3, respectively. Please revise or explain the 50,000 share difference. It might be useful to provide a reconciliation within a footnote.

●	Please ensure your pro forma ordinary shares ($6,579,855) is computed accurately. It might be useful to provide a reconciliation within a footnote.

●	Explain why the pro forma accumulated deficit would not be impacted by certain ordinary share issuances which occurred since July 1, 2023, as disclosed on pages 103 and II-3. It might be useful to provide a reconciliation within a footnote.

●	We note the capitalization table is nine months old, as of June 30, 2023. Tell us the consideration given to providing a more updated Capitalization table as of a date no earlier than 60 days prior to the most recent amendment date. Refer to Item 3.B. of the Form 20-F.

Response: The Company acknowledges the Staff’s comment and provides its responses as bulleted below.

●	The 811,075 shares is correct. The 50,000 share difference is in both lists of issuances on page 103 and II-3, each of which has been corrected to include the 50,000 shares issued on November 27, 2023.

●	The Company has corrected the pro forma ordinary shares to $5,905,859, which is the result of pre-offering ordinary shares of $4,975,863 plus $929,996 ordinary shares issued after July 1, 2023, consisting of $256,000 issued in a private placement and $673,996 issues as conversion of officer liabilities.

●	The proforma accumulated deficit would not have changed because in the case of the 50,000 shares the entry was entered as expense/retained earnings and Capital accounts. They would net to zero in the Stockholders Equity section. IBG is using the incremental approach in proforma calculations.

Alternatively, issuances such as conversions of debt as described as Salaries, they were converted as a reduction of the Accounts Payable for the amount that was already expensed and owed. Upon conversion the lowering of the Accounts Payable and the increase in the capital account would show the benefit with no adjustments to the Profit and Loss/Retained sections of the accounts.

●	The Company respectfully advises that its most recent financial statements are dated as of June 30, 2023 and its audited financial statements for the fiscal year end 2023 are not yet complete. As a foreign company with a calendar year closing December 31, 2023, the Company’s audit is not due until April 30, 2024 in Australia. Therefore, to present consistency between presented financial information in the Registration Statement, the Company has elected to also present its capitalization as of June 30, 2023.

Dilution, page 46

2.	Refer to the second paragraph on page 46 and provide us with your computation of pro forma net tangible book value, and related per share amount, as of June 30, 2023, which gives effect to the issuance of 811,075 ordinary shares. Similarly, for the third paragraph, provide us with your computation of pro forma as adjusted net tangible book value and related per share amount, after giving effect to the sale of 1,250,000 units.

Response: The Company acknowledges the Staff’s comment and responds as bulleted below.

●	with respect to the second paragraph, our computation is:

Net Tangible Assets as of June 30, 2023 of (158,754) plus $929,996 consisting of $256,000 from a private placement issuance and $673,996 from a conversion of officer liabilities, which results in $771,242; and IPO Net Proceeds of $5,120,750, which results in $4,961,996; and

●	with respect to the third paragraph, our computation is:

Pro forma Net Tangible Assets as of June 30, 2023 of $771,242 plus IPO Net Proceeds of $5,120,750, which results in $5,891,992.

History of Share Capital, page 102

3.	We note the disclosures on page 103 and also under Recent Sales of Unregistered Securities on page II-3 that on February 27, 2024 you issued an aggregate of 219,915 ordinary shares to two employees with an aggregate value of USD$434,839, and on March 27, 2024 you issued an aggregate of 117,083 ordinary shares to two employees with an aggregate value of USD$234,166. It appears that the aforementioned transactions (issued at USD$2.00 per share) were issued at a significant discount to your IPO Unit offering price of $4.125 per unit. Please address the following items.

●	If applicable, tell us why you believe these share issuances are not below the fair market value of the your pending IPO.

●	Revise your disclosure (e.g., within recent developments on page 13, footnotes to your capitalization table on pages 44-45, and elsewhere in the registration statement, as necessary) to explain how you will account for the per share price difference in your financial statements, such as additional compensation expense pursuant to ASC 718.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company has reduced the pro forma capital contribution to only the actual conversion rate or salary owed. Thus, the Company has reduced the rate per share from US$4.00 per share to US$2.00 as discussed. All corrections have been made and the pro forma capital has been reduced by US$673,996 which is calculated by the 336,998 ordinary shares multiplied by US $2 per share.

[No further explanation or footnotes are required, due to the reduction of pro forma capital.]

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio